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Message From Bill Hannigan

         To: All Sabre Employees
         From: Bill Hannigan
         Date: Tuesday, August 29, 2000
         RE: Response to this week's announcements

         Whenever a corporation announces it plans to acquire a new company and implement a cost-cutting initiative, the media is sure to come calling. That was most certainly the case yesterday.

         Many articles and broadcasts appeared locally as well as nationally yesterday and today. Most of the coverage was correct, much of it was balanced and some was not. I'd like to take just a few minutes to share what kind of media coverage and financial reports we received, and how the business community perceives our announcements.

         First, the overall response to the acquisition of GetThere has been positive and, for the most part, accurate. Financial analysts believe our strategy to acquire GetThere is a good move. Here's just a small sample of what I've seen:

         "We think these are very positive actions on Sabre's part as it clearly positions itself as the preferred provider to the corporate travel market, giving it added exposure to the rapid growth in Internet travel distribution and allowing the company to focus on its core strengths in higher-margin/faster growing businesses."

                          J.P. Morgan Securities Inc.

         "We think the combination of Sabre and GetThere will give the franchise a lot of credibility when soliciting new business and we expect transactions to continue to grow at a 200+% rate throughout 2001."
                          J.P. Morgan Securities Inc.

         "Net-net we are positive on the moves being taken by Sabre...Combined with GetThere, Sabre is now the clear leader in the rapidly growing corporate travel management systems market."
                          Bear Stearns

         "We view this acquisition favorably and feel it is a bold strategic move as together BTS and GetThere will dominate the fast growing on-line business travel market."
                          Merrill Lynch



         We also had some good coverage of our strategy to redefine our market focus on key growth areas. Analysts "applauded the strategy," according to the Fort Worth Star-Telegram. An analyst from Merrill Lynch was quoted as saying, "This is a good

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         new strategy for them." And "SmartMoney's" online magazine quoted an analyst with ABN Amro as saying, "I think the stock is undervalued, and now the company has made some very strategic moves."

         In addition, ABN AMRO was more detailed in a First Call financial report stating: "Sabre announced it would no longer go it alone when bidding on large outsourcing deals. After set backs at Continental and British Airways we believe this is a smart move. Given the relatively low margins in this business we don't mind the shift in emphasis. However we expect to see new software developments and sales out of this group as well as web hosting and multi-host reservation, so Sabre is definitely not giving up on this business by any stretch of the imagination."

         Of course, not all media coverage is so positive. In fact, some of it is downright inaccurate - one media outlet reported Sabre just purchased Preview Travel! In today's fast-paced, 24-hour a day media circus, there are bound to be mistakes made. That's why we're committed to providing you accurate, timely information on the Source.

         I believe that most of the local media coverage of the cost-cutting announcement was accurate, but not all. Sometimes I'm amazed at what comments are attributed to me. More importantly, some key points got lost in the articles, and I'd like to make sure they get communicated. Here are some points I believe are key for you to know:


             The company-wide cost cutting initiative will be achieved through a combination of attrition, layoffs and the reduction of contractors across all of our organizations, primarily in the United States. Most of the layoffs will be done at once, and the process will be done as quickly and as carefully as possible. Of the 1200, about half will be layoffs. The rest will be through attrition, some of which has already taken place. When this does occur, we will be doing all we can to help people find positions. We are contracting with an Outplacement firm, which will offer job-counseling services. Other benefits will also be available to help ease the transition.


         Yesterday's announcements will stay on the Source through the remainder of the week. In addition, points from yesterday's video message are also being posted. I hope most of you were able to view that video clip
         - I understand we had a bandwidth problem that made it too difficult to view, but that we have since made it available on multiple servers.

         I know a lot of you still have questions, however, not all the answers are available today. But, I can tell you that we will be getting more details to you as quickly as possible. I know we have some challenges ahead of us, but I'm counting on you to

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         stay as focused as possible. Growth is rarely easy. But, if we are serious about making Sabre the best it can be, we have to make the tough decisions that will help move us forward as an industry leader.

         Sincerely,
         Bill